Exhibit 11.1      Computation of Per Share Earnings

                                          1996          1995          1994
                                          ----          ----          ----

Net Earnings                           $7,561,000    $6,854,000    $5,258,000

Less: Preferred Dividends                       0             0      (31,000)

Adjusted Net Earnings                   7,561,000    $6,854,000    $5,227,000

Weighted Average Shares Outstanding*
    Primary                             4,711,789     4,641,113     4,558,725
    Fully Diluted                       4,719,506     4,652,483     4,561,528

Net Income per Common Share*
    Primary                            $     1.60    $     1.48    $     1.15
    Fully Diluted                      $     1.60    $     1.47    $     1.15


* Adjusted to reflect the two-for-one common stock split effective July 1, 1994, the 10% stock dividend effective May 3, 1995 and the 50% stock dividend effective July 1, 1996.